SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

FACET BIOTECH CORPORATION

(Name of Subject Company)

FACET BIOTECH CORPORATION

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30303Q103

(CUSIP Number of Class of Securities)

Francis Sarena

Vice President, General Counsel and Secretary

1500 Seaport Boulevard

Redwood City, CA 94063

(650) 454-1000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

Robert Spatt

Richard Capelouto

Kirsten Jensen

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information

Purpose of Amendment

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (“SEC”) on March 23, 2010 (as amended and supplemented from time to time and together with the exhibits and annexes thereto, the “Statement”) by Facet Biotech Corporation, a Delaware corporation (“Facet”), relating to the tender offer by Amber Acquisition Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Abbott Laboratories (“Abbott”), to purchase all outstanding shares of common stock of Facet, par value $0.01 per share, including the associated rights to purchase shares of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Purchaser’s Tender Offer Statement on Schedule TO, filed by Purchaser and Abbott with the SEC on March 23, 2010.  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 5.   Person/Assets Retained, Employed, Compensated or Used

Item 5 of the Statement is hereby amended and supplemented by amending and restating in its entirety the first paragraph thereof as follows:

Facet retained Centerview as its financial advisor in connection with the Offer and the Biogen Idec tender offer.  Centerview will receive a fee for its services, a significant portion of which is contingent upon the consummation of a sale or business combination involving the Company, such as the Offer.  Of the total fee of approximately $12.3 million payable by Facet to Centerview if the Offer is completed, $2.5 million is not contingent upon the completion of the Offer.  In addition, Facet has agreed to reimburse Centerview for its reasonable out-of-pocket expenses and to indemnify Centerview and certain related persons against certain liabilities arising out of its engagement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FACET BIOTECH CORPORATION

By:	/s/ FRANCIS SARENA
Name:	Francis Sarena
Title:	Vice President, General Counsel and Secretary

Dated:	March 30, 2010